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                              September 5, 2023

       Derek Aberle
       Chief Executive Director
       Prospector Capital Corp.
       1250 Prospect Street, Suite 200
       La Jolla, California 92037

                                                        Re: Prospector Capital
Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 31,
2023
                                                            File No. 001-39854

       Dear Derek Aberle:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Financial Statements
       Note 8. Warrants, page F-16

   1. We note that you account for the Public and Private Placement Warrants as equity. Please provide us with your
analysis under ASC 815-40 to support your accounting treatment for the warrants. As part
of your analysis, please address whether there are any terms or provisions in the
warrant agreement that provide for potential changes to the settlement amounts that are
dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those
provisions in accordance with the guidance in ASC 815-40.
 Derek Aberle
Prospector Capital Corp.
September 5, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 with any questions.



FirstName LastNameDerek Aberle                            Sincerely,
Comapany NameProspector Capital Corp.
                                                          Division of
Corporation Finance
September 5, 2023 Page 2                                  Office of Energy &
Transportation
FirstName LastName